Professional Profile

Dr. Dana H Atkins, MBA, PhD
Foodie, Social Entrepreneur, Academic
President/ CEO, D.B. Atkins & Associates



Lifetime Accomplishments

Education
BA Political Science & Economics, University of NH
MBA, University of North Dakota
PhD. Air Force Institute of Technology, Dayton, OH

Military Service
B52 Aircraft Commander / Flight Officer / Pilot
Wing Staff Officer, Planning & Project
Director of Training, Satellite Operations School
Congressional Liaison & Briefer

Professional Experience
President / CEO, American Public House
Fast Track GM, Cracker Barrel
Contract Project Opening RGM, Taco Bell
GM / AGM, Applebee's Bar & Grill
Area Manager, Amazon.Com
Consulting Regional Director of Operations, Mill House Group

Academic Experience / Adjunct Professor
Colorado Mountain College, Social Entrepreneurship
Colorado Technical College, Ecommerce, Marketing
Westwood College, Business Administration, Marketing

Contact Information

D.B. Atkins & Associates

503 Saxon Cove
Statesboro, GA

Voice:
(800) 308-3424
(502) 388-9078

Email: dana@dbatkins-consulting.website

Websites
www.american-public-house.com

www.dbatkins-consulting.website



Professional Résumé

Dr. Dana H Atkins

Voice: (502) 388-9078 – Email: dratkins8@gmail.com

Career Objective

To secure a corporate position as a Regional Operations Director / General Manager, Marketing Manager or Logistics Manager with a dynamic mid-sized company.

Core Competencies

- **Dynamic Leader -** Two decades of experience in military, corporate and small business settings. Broad range of assignments ranging from supervising a six member flight crew to a ten member Fortune 500 sales team and a 500 member military satellite operations training school.

- **Continuous Improvement Guru** - 15 years experience as a Business Analysis in the areas of ratio analysis, big data mining, metrics development and queuing theory. Exceptional productivity enhancement skills using Lean, Kaizen, TQM and Six Sigma continuous improvement tools.

- **Talented Trainer**: - 30 years experience as a military flight instructor, corporate trainer and college professor. Expert curriculum developer with heavy exposure to Instructional System Development models.

- **Exceptional Financial Analyst** - 25 years' experience teaching and consulting in the areas of Accounting, Managerial Finance, Statistical Analysis, Ratio Analysis and Operational budgeting.

Education

Doctor of Philosophy (PhD ND) – Leadership & Operations
Air Force Institute of Technology, Wright Patterson AFB, Ohio
Concentration: Supply Chain Management & Logistics

Master of Business Administration (MBA)
University of North Dakota, Grand Forks, ND
Concentration: Marketing, Advertising and Public Relations

Bachelor of Arts (BA)
University of New Hampshire at Keene State, Keene, NH
Dual Major: Economics & Political Science

Professional Experience

President, CEO & Founder   **Jan 2010- Present**
D.B. Atkins & Associates, Statesboro, GA 30548

- Created A Premier Restaurant Consulting Group dedicated to restaurant turn-around, start-up operations and digital integration of food industry technology applications.
- Personally responsible for financial evaluation of existing company P&Ls, balance sheets, cash flow, metrics and start-up business plans.
- Develops detail plans for restaurant technology integration to achieve significant operational efficiencies.
- Creates "Ghost Kitchen designs" and self-delivery plans to support off-premises sales for established restaurants.
- Performs market research & location selection studies for new restaurant start-up.
- Assists in menu development, cost out and pricing to maximize sales and increase profits.
- Expert crew and management training curriculum developer and instructor. Creates team building exercises and employee incentive programs.

Fast Track General Manager   **Oct 2022 - Present**
Cracker Barrel, 216 Henry Blvd, Statesboro, GA 30458

- Lead & motivate a team of employees to ensure the highest level of customer service.
- Develop, implement, and maintain operational standards for all areas of the restaurant.
- Monitor daily operations to ensure compliance with company policies and procedures.
- Ensure that all safety and sanitation guidelines are followed.
- Manage inventory levels and order supplies as needed.
- Train new staff members on proper food handling techniques, customer service protocols, and other job-related tasks
- Handle customer complaints in a professional manner
- Create weekly schedules for staff members based on business needs.
- Track sales performance and analyze data to identify opportunities for improvement.
- Oversee financial transactions and manage cash flow.
- Prepare reports for upper management regarding store performance.

Contract Project Opening RGM   **Jun 2022-Oct 2022**
South Paw, Inc. 993 Lincoln Park Rd, Springfield, KY

- Manage all tasks necessary to open a major fast-food unit from building handover to Grand Opening including stocking, set-up, hiring and training.
  Predict resources needed to reach objectives and manage resources in an effective and efficient manner.
- Develop initial sales flow based on historic store openings data and daily operations.
- Develop and manage a detailed project schedule and work plan
- Serve as initial General Manager for first month of operations.
- Manage contracts with suppliers by communicating expected deliverables
- Develop practical and creative solutions to complex operational challenges
- Build strong working relationships within initial operations team.

General Manager / Assistant General Manager   **May 2021- June 2022**
Applebee's Bar & Grill,1059 Wal-Mart Way, Radcliff, KY

- Creates an amazing guest experience by breeding a customer centric culture by managing restaurant organization, cleanliness and sanitation. Front of House
- Directly responsible for food preparation, quality and delivery based on Applebee's menu and plating guides. Trained cook for high volume operations.
- Directs overall activities and performance of Team Members on a shift-by-shift basis by effectively recruiting, training, coaching and scheduling Team Members to meet sales daily demands.
- Assures compliance with corporate, company, and government policies, practices, laws and procedures.
- Executes weekly food and liquor inventories/costs at the GM's request and is accountable for completion. Responsible for preparing and submitting accurate daily paperwork to franchise corporate offices.
- Graduate of Apple University Managers Program. Current ServSafe Certificate

Area Manager II Level 5 (CVG1)   **May 2020- Mar 2021**
Amazon.Com 1155 World Wide Blvd, Amazon.Com, Hebron, KY

- Personally responsible for motivating, mentoring, and coaching over 170 Outbound Amazon Associates direct reports.
- Employs and exemplifies Amazon's Innovative Leadership Principles while leading Fulfillment Center pack process shipping over 20,000 packages a shift.
- Key problem solver allocating critical manning assets to achieve time sensitive shipping schedules in an innovative manner.
- Primary shift information source for CVG1 Outbound Night shift Pack team, maintaining compliance, consistency, and taking corrective action when needed.
- Supports all COVID initiatives, safety programs and OSHA compliance to ensure a safe work environment for all associates.
- Responsible for shift scheduling, End of Shift reporting, and monitoring of critical productivity metrics.

Consulting Regional Director of Operation   **2019 - 2020**
Millhouse Steakhouse, LLC, Jacksonville, FL, Brunswick, Kingsland & Statesboro, GA

- Total P&L responsible for all operations for vertically integrated, four unit full service restaurant chain, supporting food services company, a staff of 250 employees and average sales of $16 million dollars annually.
- Decreased food, beverage and payroll costs dramatically by creating new menu offerings to reflect growing changes in the food & beverage industry.
- Lead the restaurant chain to successful drive to employ social media marketing campaign across Facebook, Twitter, Instagram and Pinterest.
- Developed an innovative supply chain management system to control purchasing and reduce inventory by 50%.
- Cultivated vendor relationships to obtain lower supply prices across all food and beverage lines.

- Implemented a companywide "Sparkle Program" to insure daily restaurant cleanliness aimed at meeting or exceeding state health code requirements
- Developed advanced business metrics program to determine the financial and operating health of the corporation.

Chief Executive Officer / Interim Director of Sales and Marketing   2016 - 2018
Public House Coffee, Jacksonville, FL / Brunswick, GA

- Personally responsible for day to day operations, employee hiring, product line development and expansion of afternoon offerings to include craft beer, wine a nightly entertainment.
- Chief Designer responsible for the total development of a sustainable, gourmet roastery, coffee shop and espresso bar based on a Starbucks business model merged with a Colorado mountain coffee shop environment.
- Lead a one-year market testing and process evaluation effort on a minimal budget in Jacksonville, Florida and Brunswick, Georgia. This project reached break-even in two months and funded all market research initiatives.
- Developed a build out plan that allowed Public House Coffee to create a spectacular customer environment on a shoestring budget incorporating sustainability practices to repurpose old equipment.
- Expertly combined business development skills and entrepreneurial passion with business-management skills to drive revenue, market share and profit performance.

Academic & Teaching Experience

Adjunct Professor   2012 - 2016
  Colorado Mountain College, Breckenridge, Colorado

  Primary course load: Online & Platform Instruction - Social Entrepreneurship, Sustainable Business, and Sustainable Economics

Adjunct Professor   2004 - 2009
  Colorado Technical University, Denver, Colorado

  Primary course load: HTML, Ecommerce, Web Development, Social Media Marketing, Database design, PHP, Java Script, and Graphic Design.

Adjunct Professor   2000 - 2004
  Westwood College, Denver, Colorado

  Primary course load: Intro to Business, Marketing and Accounting. Project Management and Public Speaking

Consolidated Position Description

- Prepared daily class lectures for each course, evaluated student performance to provided constructive feedback and worked with students to resolve issues in a respectful manner.
- Senior platform instructor and lecturer for bachelor's degree and graduate level professional certificate classes ranging from ten to 400 students.
- Directly responsible for developing teaching programs, creating syllabi, lecture notes, classroom materials and tests as subject matter expert for numerous academic offerings in multiple new bachelor's degree programs.
- Developed a robust online simulation platform to support project-based teaching methods allowing students to learn in a hands-on learning environment.
- Expert course and software developer using the Canvas and Blackboard educational learning platform.
- Distance learning and platform professor teaching business, sustainability, marketing and ecommerce courses to undergraduate level college students.

Military Service & Experience

_____

USAF Space Warfare Center, Falcon AFB, CO   **1 Years**
Congressional Liaison – Responsible for preparing and presenting extended briefings to Congressional members, the Joint Chief of Staff and General Officers detailing United States classified and Unclassified space based assets and their capabilities. Participated in Operation's Just Cause and Desert Storm.

1013th Space Squadron, Peterson AFB, CO   **2 Years**
Director of Training – Unit Commander for 100 commissioned instructors preparing 500 Satellite Operations Officers annually for careers managing eight different US Satellite system constellations

416th Bomb Wing, Griffiss AFB, NY   **5 Years**
Staff Planning Officer - Responsible for preparing training missions, real-world flight operations and readiness evaluations for a 24 crew B-52 Squadron

23rd Bomb Squadron, Minot AFB, ND   **5 Years**
B52 Aircraft Commander / Flight Officer - with 2200 flight hours in B52 G/H aircraft participating in flight operations around the world.